EXHIBIT 4.3

AMENDMENT TO EQUITY RESIDENTIAL 1996 NON-QUALIFIED
EMPLOYEE SHARE PURCHASE PLAN

        THIS AMENDMENT ("Amendment") TO EQUITY RESIDENTIAL 1996 NON-QUALIFIED EMPLOYEE SHARE PURCHASE PLAN ("Plan") is made as of the 7th day of February 2003, to become effective as of the date of shareholder approval as provided for herein.

Recitals:

  1.
  The Board of Trustees of Equity Residential (the "Company") has determined to adopt an amendment to the Plan, and has further determined to submit the amendment to the Company's shareholders for approval.

  2.
  Terms used in this First Amendment which are defined in the Plan have the meanings given them in the Plan.

        1.    AMENDMENTS.    Subject to the approval, by a majority of the Company's common shares of beneficial interest, $.01 par value per share ("common shares"), voted on a proposal to approve this Amendment at a meeting of the shareholders at which a majority of the issued and outstanding common shares are represented in person or by proxy, the Plan will be amended as follows:

  (a)
  Section 2.9 of the Plan will be amended to read as follows:

  "2.9 the term 'Equity' will mean Equity Residential, a Maryland real estate investment trust."

  (b)
  The number "1,000,000" (as adjusted to 2,000,000 as a result of the split of common shares effective as of October 11, 2001) as it appears in Section 2.19 of the Plan will be amended to read "7,000,000.

        2.    PLAN IN FULL FORCE AND EFFECT.    Upon obtaining the approval of the Company's shareholders as herein provided, this Amendment will become effective and the Plan, as so amended, will remain in full force and effect.

EQUITY RESIDENTIAL
By:	/s/ BRUCE C. STROHM Name: Bruce C. Strohm
Title: Executive Vice President and General Counsel